NEWS RELEASE IGT-Led Consortium Will Be Proposed to Be Awarded the Italy Lotto License Through November 2034 LONDON – May 19, 2025 – International Game Technology PLC (“IGT”) (NYSE: IGT) announced today that the Judging Commission completed its analysis of the technical and economic offers in the bid for the Italy Lotto License and will propose LottoItalia, a consortium comprised of Allwyn, Arianna 2001 and Novomatic Italia and led by IGT, to the Agenzia delle Dogane e dei Monopoli (“ADM”), which is expected to make the award notice within the next 35 days. “The Italian Lotto concession is one of the world’s most important lottery contracts. IGT and its predecessor companies have successfully managed the license for 30+ years through constant innovation and the introduction of cutting-edge technology,” said Marco Sala, IGT Executive Chair of the Board. “The award is very gratifying, and we are honored and excited to continue working with the ADM for 9 more years.” “The €2,230 million investments in upfront fees reflect the significant value of the new license and IGT is confident that the investment will enhance our revenue and profit potential,” said Vince Sadusky, IGT CEO. “The exciting innovation pipeline with fresh launches planned for commencement of the new license will drive Lotto wager growth. In addition, we plan to significantly grow our iLottery sales and leverage that momentum to expand into the Italian B2C iCasino, sports betting, and other digital gaming business.” The consortium’s bid was comprised of a €2,230 million upfront license fee payable in three installments between the time of award and April 2026. IGT currently expects the first two installments of €500 million and €300 million to be made in 2025, with the balance made in 2026. The nine-year license term secures the business until November 2034. The concession rate collected from total wagers is six percent and an additional eight percent gross fee is collected through the digital channel as a distributor fee. IGT maintains operational control of the business. Allwyn Entertainment is committed to the consortium and contributes a pro-rata share of license fees and capital expenditure.

Conference Call and Webcast Tuesday, May 20 at 8:00am ET Conference call registration: Participants are encouraged to pre-register for the conference call by clicking this link. Upon registering, participants will receive a dial-in number and unique PIN. Webcast registration: A live, listen-only webcast is available under "Events Calendar" on IGT's Investor Relations website at www.IGT.com. A replay will also be available on the website following the call. About IGT IGT (NYSE:IGT) is a global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated segments, from Lotteries and Gaming Machines to Sports Betting and Digital. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivaled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 jurisdictions around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 11,000 employees. For more information, please visit www.igt.com. Cautionary Statement Regarding Forward-Looking Statements This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the "Company") and other matters. These statements may discuss goals, intentions, and expectations as to future plans and strategies, expected growth, trends, events, including timing of upfront license fee installment payments and investments in technological infrastructure upgrades, products and services, customer and joint venture partner relationships, results of operations, financial condition, measures, including our expectations on future revenue and profit potential, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as "aim," "anticipate," "believe," "plan," "could," "would," "should," "shall," "continue," "estimate," "expect," "forecast," "future," "guidance," "intend," "may," "will," "possible," "potential," "predict," "project" or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company's control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) macroeconomic, regulatory and political uncertainty, including as a result of new or increased tariffs, trade wars, and other restrictions on trade between or among countries in which the Company operates, and related changes in discretionary consumer spending and behavior, fluctuations in foreign currency exchange rates, and the other factors and risks described in the Company's annual report on Form 20-F for the financial year ended December 31, 2024 and other documents filed or furnished from time to time with the SEC, which are available on the SEC's website at

www.sec.gov and on the investor relations section of the Company's website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company's business. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement. # # # Contact: Phil O’Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./Canada +1 (401) 392-7452 Matteo Selva, Italian media inquiries, +39 366 6803635 James Hurley, Investor Relations, +1 (401) 392-7190 © 2025 IGT The trademarks and/or service marks used herein are either trademarks or registered trademarks of IGT, its affiliates or its licensors.